EXHIBIT 4.52
SIG COMBIBLOC ZERSPANUNGSTECHNIK GMBH
as Assignor
and
THE BANK OF NEW YORK MELLON
as Collateral Agent

GLOBAL ASSIGNMENT AGREEMENT
(Globalabtretung)

The taking of this document or any certified copy of it or any document which constitutes substitute documentation for it, or any document which includes written confirmations or references to it, into Austria as well as printing out any e-mail communication which refers to any Credit Document (as defined in Clause 1 of this document) in Austria or sending any e-mail communication to which a pdf scan of this document is attached to an Austrian addressee or sending any e-mail communication carrying an electronic or digital signature which refers to any Credit Document to an Austrian addressee may cause the imposition of Austrian stamp duty. Accordingly, keep the original document as well as all certified copies thereof and written and signed references to it outside of Austria and avoid printing out any email communication which refers to any Credit Document in Austria or sending any e-mail communication to which a pdf scan of this document is attached to an Austrian addressee or sending any e-mail communication carrying an electronic or digital signature which refers to any Credit Document to an Austrian addressee.

This GLOBAL ASSIGNMENT AGREEMENT (the “Agreement”) is made on 5 November 2009
BETWEEN:
(1)	SIG Combibloc Zerspanungstechnik GmbH, registered in the commercial register (Handelsregister) of the local court (Amtsgericht) of Aachen under HRB 3814 (the “Assignor”); and
(2)	The Bank of New York Mellon, having its business address at 1 Wall Street, New York, N.Y. 10286, The United States of America, in its capacity as collateral agent for the Secured Parties (as defined below) under the First Lien Intercreditor Agreement (as defined below) (the “Collateral Agent”).
WHEREAS:
(A)	Pursuant to a USD 1,155,000,000 and EUR 330,000,000 multi-currency term and revolving credit agreement dated on or about 5 November 2009 between, inter alia, the parties listed in Part 1of Schedule 1 hereto as original borrowers (the “Original Borrowers”), the parties listed in Part 2 of Schedule 1hereto as original guarantors (the “Original Guarantors”), Credit Suisse Cayman Island branch as administrative agent and The Bank of New York Mellon as collateral agent and others (as amended, varied, novated, supplemented, superseded or extended from time to time, the “Credit Agreement”), certain lenders (together the “Original Lenders”) have agreed to grant certain facilities to the Original Borrowers and certain other entities which may accede to the Credit Agreement as additional borrowers.
(B)	Pursuant to a senior secured note indenture dated on or about 5 November 2009 between, inter alia, Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., and Reynolds Group Issuer (Luxembourg) S.A as issuers (the “Issuers”), certain affiliates of the Issuers listed in Part 3 of Schedule 1 as original senior secured note guarantors (the “Original Senior Secured Note Guarantors”) and The Bank of New York Mellon, as indenture trustee, principal paying agent, transfer agent and registrar, (as amended, varied, novated, supplemented, superseded or extended from time to time, the “Senior Secured Note Indenture”), the Issuers will issue senior secured notes due 2016 in the aggregate principal amount of USD 1,125,000,000 (the “US Secured Notes”) and senior secured notes due 2016 in the aggregate principal amount of EUR 450,000,000 (the “Euro Secured Notes” and together with the US Secured Notes the “Senior Secured Notes”) to certain noteholders.
(C)	The Assignor has agreed to assign the Receivables (as defined below) to the Collateral Agent as security for the Secured Parties’ (as defined below) respective claims against the Grantors (as defined below) (or any of them) in respect of the Obligations (as defined below).
(D)	The security created by or pursuant to this Agreement is to be held and administered by the Collateral Agent for the Secured Parties (as defined below) pursuant to a first lien intercreditor agreement dated on or about 5 November 2009 between, inter alia, the Collateral Agent, the Indenture Trustee, the Administrative Agent and the Grantors (each as defined below) and others (as amended, varied, novated, supplemented, superseded or extended from time to time, the “First Lien Intercreditor Agreement”).
(E)	The Assignor has granted security interests over the Receivables (as defined below) to Credit Suisse pursuant to existing security documents entered into in connection with certain existing financing arrangements with Credit Suisse and others (the “Existing Security”). The Existing Security will be released on or about the date hereof in accordance with the terms of a release agreement between the Assignor, Credit Suisse and others.
NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND LANGUAGE

1.1	Definitions
In this Agreement:
“Administrative Agent” means Credit Suisse Cayman Island branch, having its business address at One Madison Avenue, New York, NY 10010, United States of America in its capacity as administrative agent under the Credit Agreement and any successor appointed as administrative agent under the Credit Agreement.
“Ancillary Rights” means all present and future, actual and contingent rights and claims (including monetary claims for damages) arising out of the underlying contractual or other relationship under which the Receivables are created, including but not limited to, unilateral rights (Gestaltungsrechte) of the Assignor.
“Authorisation” means the authorisation to collect the Receivables (Einziehungsermächtigung) and to exercise any rights and claims in relation to the Receivables in accordance with the terms of the Principal Finance Documents granted by the Collateral Agent to the Assignor pursuant to Clause 9 hereof.
“Borrowers” means the Original Borrowers and any entity which may accede to the Credit Agreement as an additional borrower and “Borrower” means any of them.
“Cash Management Bank” shall mean Citibank NA, Banco Nacional De Mexico S.A., Citibank International PLC, UK, Citibank (China) Co., Limited, Citibank Global Markets Deutschland AG & Co KGaA, Citibank ZRT, Hungary, a Lender, the Administrative Agent or any of the Lender’s or the Administrative Agent’s affiliates (at the time the cash management services arrangement is entered into) provided in each case it has become a party to, or by execution of an additional bank secured party acknowledgment has agreed to be bound by the terms of, the First Lien Intercreditor Agreement in its capacity as cash management bank.
“Cash Management Services” shall mean any agreement or arrangement by a Cash Management Bank to provide any composite accounting or other cash pooling arrangements and netting, overdraft protection and other arrangements with any bank arising under standard business terms of such Cash Management Bank to a Grantor.

“Collection Arrangement Receivables” means all present and future, actual and contingent receivables of the Assignor against any collection agent or factor under or in connection with any collection arrangement or factoring arrangement (whether with or without recourse) (echtes und unechtes Factoring) relating to its Customer Receivables including but not limited to those specified in Schedule 2 (List of Collection Arrangement Receivables) or in a list provided to the Collateral Agent on or about the date hereof.
“Credit Documents” shall mean the Loan Documents and the Senior Secured Note Documents.
“Current Account Receivables” means all present and future, actual and contingent receivables of the Assignor originating from genuine or non-genuine current account arrangements (echte oder unechte Kontokorrentverhältnisse), including but not limited to the claim to determine the current account balance (Anspruch auf Feststellung des gegenwärtigen Saldos) and the current account balance receivable (Kontokorrentsaldoanspruch) (in particular the current account balance receivable of the final current account statement (Saldoanspruch der Schlussrechnung)) including but not limited to those specified in Schedule 3 (List of Current Account Receivables) or in a list provided to the Collateral Agent on or about the date hereof.
“Customer Receivables” means all present and future, actual and contingent receivables of the Assignor against all clients, purchasers, suppliers or lessees or any of them (including members of the Group) originating from the leasing or other supply of goods and/or services (including the renting of properties) by or to the Assignor including but not limited to those specified in Schedule 4 (List of Customer Receivables) or in a list provided to the Collateral Agent on or about the date hereof.
“Default” means any Event of Default or any event or circumstance specified in Article VII of the Credit Agreement and/or Section 6.01 of the Senior Secured Note Indenture which upon notice, lapse of time or both constitute an Event of Default.
“Enforcement Event” shall mean an Event of Default.
“Event of Default” means any event of default (Kündigungsgrund) under the Credit Agreement and/or the Senior Secured Note Indenture.
“Existing Intercreditor Agreement” means the existing intercreditor agreement dated 11 May 2007 (as amended by a letter dated 21 June 2007 and a further letter dated 29 June 2007 and as amended and restated on or about the date hereof) between, inter alia, Beverage Packaging Holdings (Luxembourg) I S.A., Rank Group Holdings Limited (now Reynolds Group Holdings Limited), Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Credit Suisse as security trustee and others.
“Grantors” means the Loan Parties, the Issuers and the Senior Secured Note Guarantors and any person that has granted a security interest to the Collateral Agent and/or the Secured Parties in respect of the obligations of the Loan Parties, the Issuers and the Senior Secured Note Guarantors under the Credit Documents and “Grantor” means any of them.

“Grantors’ Agent” means Reynolds Group Holdings Limited or any other person appointed as agent of the Grantors in accordance with the Principal Finance Documents.
“Group” means Reynolds Group Holdings Limited and its direct or indirect subsidiaries (Tochtergesellschaften).
“Hedge Counterparty” means a Lender, the Administrative Agent or any of the Lender’s or the Administrative Agent’s affiliates (at the time a hedging agreement is entered into) who has entered into a hedging agreement for the purpose of hedging interest rate liabilities and/or any exchange rate and/or commodity price risks provided it has become a party, or by execution of an additional bank secured party acknowledgment has agreed to be bound by the terms of, to the First Lien Intercreditor Agreement in its capacity as hedge counterparty.
“Incremental Assumption Agreement” shall mean an incremental assumption agreement relating to incremental facilities of up to USD 400,000,000 among, and in form and substance reasonably satisfactory to, one or more Borrowers, the Administrative Agent, one or more Incremental Term Lenders and/or one or more Incremental Revolving Credit Lenders pursuant to which one or more Incremental Term Lenders make available Incremental Term Loan Commitments and/or one or more Incremental Revolving Credit Lenders make available Incremental Revolving Credit Commitments respectively.
“Incremental Revolving Credit Lender” shall mean a Lender with an Incremental Revolving Credit Commitment or an outstanding revolving loan under the Credit Agreement of any class as a result of an Incremental Revolving Credit Commitment.
“Incremental Revolving Credit Commitment” shall mean the commitment of any Lender, established pursuant to the Credit Agreement, to make available certain revolving credit loans to one or more Borrowers.
“Incremental Term Lender” shall mean a Lender with an Incremental Term Loan Commitment.
“Incremental Term Loan Commitment” shall mean the commitment of any Lender, established pursuant to the Credit Agreement, to make available certain term loans to one or more Borrowers.
“Indenture Trustee” shall mean The Bank of New York Mellon, in its capacity as indenture trustee under the Senior Secured Note Indenture and any successor appointed as indenture trustee under the Senior Secured Notes Indenture.
“Intercreditor Arrangements” means the First Lien Intercreditor Agreement and the Existing Intercreditor Agreement, in each case as amended, novated, supplemented, restated, or modified from time to time.
“Intercompany Loan Receivables” means all present and future, actual and contingent receivables of the Assignor against any member of the Group arising under or in connection with intercompany loans (including intercompany loans resulting from any cash pool arrangements) including but not limited to the receivables arising under the intercompany loans specified in Schedule 5 (List of Existing Intercompany Loans).
“Issuing Bank” means Credit Suisse or any other Lender or any affiliate of Credit Suisse or any other Lender that issues letters of credit or bank guarantees under the Credit Agreement.
“Lenders” shall mean the Original Lenders and any entity which may become a lender under the Credit Agreement in the future and “Lender” means any of them.
“Loan Documents” shall mean the Credit Agreement, any borrowing subsidiary agreement and/or guarantor joinder agreement relating to the Credit Agreement, any letter of credit or bank guarantee relating to the Credit Agreement, any security documents relating to the Credit Agreement, any hedging agreement entered into by a Hedge Counterparty and a Grantor, each Incremental Assumption Agreement, the Intercreditor Arrangements, each Promissory Note, any agreement between a Grantor and a Cash Management Bank relating to Cash Management Services, each Local Facility Agreement and any other document that may be entered into pursuant to any of the foregoing in relation to the Credit Agreement.
“Loan Parties” shall mean the Borrowers, the Original Guarantors and any entity which may accede to the Credit Agreement as additional guarantor and a “Loan Party” means any of them.
“Local Facilities” means working capital facilities provided to a Grantor (other than Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. Beverage Packaging Holdings (Luxembourg) III S.à.r.l. and the Borrowers) by a Local Facility Provider and “Local Facility” means any of them.
“Local Facility Agreements” shall mean any agreement under which a Local Facility is made available.
“Local Facility Provider” means each of Deutsche Bank AG, Commerzbank Aktiengesellschaft, Bank of America, N.A., HSBC Trinkaus & Burkhardt AG and Hong Kong and Shanghai Banking Corporation Ltd., Thailand, provided in each case it has become a party to, or by execution of an additional bank secured party acknowledgment has agreed to be bound by the terms of, the First Lien Intercreditor Agreement in its capacity as local facility provider.
“Obligations” shall mean all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Grantor to the Secured Parties (or any of them) under each or any of the Credit Documents, together with all costs, charges and expenses incurred by any Secured Party in connection with the protection, preservation or enforcement of its respective rights under the Credit Documents or any other document evidencing or securing any such liabilities. The Obligations shall further include any obligation based on unjust enrichment (ungerechtfertigte Bereicherung) or tort (Delikt).
“Principal Finance Documents” means the Credit Agreement, the Senior Secured Note Indenture and the First Lien Intercreditor Agreement.

“Promissory Note” shall mean any promissory note executed and delivered by a Borrower upon the request of a Lender evidencing the amount of principal owed by such Borrower to such Lender under the Credit Agreement.
“Receivables” means collectively:
(a)	the Collection Arrangement Receivables;

(b)	the Current Account Receivables;

(c)	the Customer Receivables;

(d)	the Intercompany Loan Receivables; and

(e)	any Ancillary Rights.
“Secured Parties” shall mean the Lenders (including in their capacity as issuing bank(s), and/or Hedge Counterparties under the Credit Agreement), the Hedge Counterparties, the Administrative Agent, any Issuing Bank, the beneficiaries of each indemnification obligation undertaken by any Grantor under any Credit Document, the Senior Secured Note Holders, the Indenture Trustee, the Collateral Agent, the Local Facility Providers and the Cash Management Banks.
“Senior Secured Note Documents” shall mean the Senior Secured Note Indenture, the Senior Secured Note Guarantees, the Senior Secured Notes, the Intercreditor Arrangements, any security document relating to the Senior Secured Notes and/or the Senior Secured Note Indenture and any other document that may be entered into pursuant to any of the foregoing.
“Senior Secured Note Guarantees” shall mean the guarantees of the obligations of the Issuers under the Senior Secured Notes and the Senior Secured Note Indenture by the Senior Secured Note Guarantors.
“Senior Secured Note Guarantors” means the Original Senior Secured Note Guarantors and any entity which may accede to the Senior Secured Note Indenture as additional guarantor.
“Senior Secured Note Holders” shall mean the holders from time to time of the Senior Secured Notes.
1.2	Construction
In this Agreement:
(a)	Capitalised terms used in this Agreement (or in any notice given under this Agreement) but not defined therein shall have the meanings ascribed thereto in the First Lien Intercreditor Agreement; and

(b)	any reference in this Agreement to a “Clause”, a “sub-Clause” or a “Schedule” shall, subject to any contrary indication, be construed as a reference to a Clause, a sub-Clause or a Schedule in this Agreement.

1.3	This Agreement is made in the English language. For the avoidance of doubt, the English language version of this Agreement shall prevail over any translation of this Agreement. However, where a German translation of a word or phrase appears in the text of this Agreement, the German translation of such word or phrase shall prevail.

2.	ASSIGNMENT
2.1	The Assignor hereby assigns to the Collateral Agent the Receivables.
2.2	The Collateral Agent hereby accepts the assignment of the Receivables.
2.3	The existing Receivables shall pass over to the Collateral Agent on execution of this Agreement, and any future Receivables shall pass over to the Collateral Agent at the date such Receivables come into existence.
3.	TRANSFER OF ANCILLARY RIGHTS
The Receivables are assigned to the Collateral Agent together with all accessory security rights (akzessorische Sicherheiten) and ancillary rights (Neben-, Hilfs- und Vorzugsrechte) pursuant to (including by way of analogy) Section 401 of the German Civil Code (Bürgerliches Gesetzbuch). In case of security rights and ancillary rights pertaining to the Receivables and which are not assigned and transferred to the Collateral Agent by operation of law pursuant to Section 401 of the German Civil Code (the “Independent Ancillary Rights”), the Collateral Agent may request at any time and at its sole discretion (upon instructions in accordance with the First Lien Intercreditor Agreement) the assignment and/or transfer (as the case may be) of such Independent Ancillary Rights.

4.	PURPOSE OF THE ASSIGNMENT
The assignment hereunder is constituted in order to secure the prompt and complete satisfaction of any and all Obligations. The assignment shall also cover any future extension of the Obligations and the Assignor herewith expressly agrees that the assignment shall secure the Obligations as extended or increased from time to time.

5.	LIST OF RECEIVABLES
5.1	Within three months after the end of each calendar year (for the first time for the calendar year 2010) and if an Enforcement Event has occurred and is continuing at any time upon reasonable request of the Collateral Agent, the Assignor shall deliver to the Collateral Agent a list of the Receivables as of the end of the relevant calendar year or, as the case may be, the last day of the month prior to the Collateral Agent’s request following the occurrence of an Enforcement Event which is continuing. In addition, the Assignor shall, at the reasonable request of the Collateral Agent following the occurrence of a Default and while it is continuing, deliver a list of the Customer Receivables, Current Account Receivables and Collection Arrangement Receivables as at the last day of the month prior to such request by the Collateral Agent. Each such list of the Receivables shall be on a computer disk or in such other form as agreed between the Collateral Agent and the Assignor. The Collateral Agent may in its reasonable discretion request a computer print-out in addition to any other form in which the list may be delivered.

5.2	Unless otherwise agreed between the Assignor and the Collateral Agent (acting on the instructions of the Secured Parties in accordance with the Principal Finance Documents), each list of the Receivables (or, as the case may be, Customer Receivables, Current Account Receivables and Collection Arrangement Receivables) referred to in sub-Clause 5.1 shall show the names and addresses of the relevant debtors as well as any outstanding amounts and the due dates for payment. In addition, each list shall include all unpaid counter claims, if any, which arise from contracts between the Assignor and the relevant debtors, and shall state the exact amount of such unpaid claim, the maturity date and the name of the respective debtor.
5.3	Any list of Receivables referred to in sub-Clauses 5.1 and 5.2 above is provided for information purposes only and if for any reason whatsoever the relevant Receivables are not, or are incompletely, contained in the list presented, then the assignment of the Receivables shall not be affected thereby.
5.4	In case the Assignor is under an obligation to deliver a list of Receivables pursuant to Clause 5.1 above and if the Assignor employs a third party for its bookkeeping and/or data processing, the Assignor hereby authorises the Collateral Agent to obtain any list of Receivables directly from such third party at the Assignor’s expense.

6.	NOTICE OF ASSIGNMENT
6.1	The Assignor shall notify by registered mail (Einschreiben mit Rückschein) the relevant debtors of the assignment of the Intercompany Loan Receivables constituted hereunder in the form set out in Schedule 7 (Form of Notice for a Disclosed Assignment), within one month from the date hereof or, with respect to Intercompany Loan Receivables arising from future contracts within one month from the date of entry into such contract.
6.2	The Assignor shall use all reasonable endeavours to procure that debtors of the Intercompany Loan Receivables notified in accordance with Clause 6.1 above acknowledge each notice of assignment and accept the terms of the assignment as set out in Schedule 7 (Form of Notice for a Disclosed Assignment) without undue delay. The Assignor shall provide evidence to the Collateral Agent of any such acknowledgement received.
6.3	The Assignor shall deliver to the Collateral Agent 10 (ten) dated notification letters in the form of Schedule 6 (Form of Blank Notification Letter) executed in blank within 20 business days from the date hereof for the purpose of notifying the debtors of the Receivables of this Agreement. The Collateral Agent will only use such notification letters if it is entitled to enforce this Agreement in accordance with Clause 10.

7.	RECEIVABLES UNDER EXTENDED RETENTION OF TITLE ARRANGEMENTS
7.1	If Receivables are assigned pursuant to this Agreement which are subject to extended retention of title arrangements (verlängerter Eigentumsvorbehalt) with any supplier of the Assignor, the assignment shall only become effective upon the termination (Erlöschen) of such extended retention of title. As long as any person is only partly entitled to the Receivables as a result of such person’s retention of title arrangement, the assignment of such Receivables to the Collateral Agent hereunder shall be limited to the part of the relevant Receivables to which the Assignor is entitled to, the assignment of the other part shall be effective upon complete termination of the extended retention of title.
7.2	If and to the extent that the Receivables assigned pursuant to this Agreement arise from the sale of receivables of the Assignor pursuant to any factoring arrangement which are subject to extended retention of title arrangements (verlängerter Eigentumsvorbehalt), the assignment hereunder shall only become effective upon the complete satisfaction of the receivables which are secured by the respective extended retention of title.
7.3	The Assignor hereby assigns to the Collateral Agent its right to reassignment of Receivables assigned to a supplier by reason of an extended retention of title arrangement as well as any contingent claims to the transfer of all proceeds paid out to the supplier, together with all rights pertaining thereto. The same applies to any possible inchoate right (Anwartschaftsrecht) with respect to the assignment of any Receivables which is subject to a dissolving condition (auflösende Bedingung). The Collateral Agent hereby accepts such assignments.
7.4	The Collateral Agent may at any time during the period it is entitled to enforce this Agreement in accordance with sub-Clause 10.1 below terminate any retention of title arrangement on behalf of the Assignor by discharging the respective liability of the Assignor towards the relevant supplier. The Assignor will reimburse the Collateral Agent for any reasonable costs and expenses so incurred.

8.	CHECKS AND BILLS OF EXCHANGE
If payments in respect of the Receivables are made by check or bill of exchange, the ownership in the documents shall pass to the Collateral Agent upon the Assignor acquiring such ownership, and the Assignor hereby assigns to the Collateral Agent, who accepts the assignment, in advance any of its rights arising therefrom as security for the Obligations. Physical delivery of checks and bills of exchange to the Collateral Agent shall be replaced by an undertaking of the Assignor to hold such checks and bills of exchange in gratuitous custody (unentgeltliche Verwahrung) for the Collateral Agent or, if the Assignor does not obtain actual possession of such documents, the Assignor hereby assigns to the Collateral Agent in advance all of its claims for delivery thereof against third parties as security for the Obligations. The Collateral Agent accepts such assignment.

9.	COLLECTION OF RECEIVABLES BY THE ASSIGNOR
At all times while no Enforcement Event is continuing, the Assignor is authorised by the Collateral Agent to collect the Receivables (ermächtigt zur Einziehung) in its own name and for its own account and to dispose of, and exercise any rights and claims in relation to, the Receivables in accordance with the terms of the Principal Finance Documents (including, for the avoidance of doubt, the disposal of the Receivables in connection with any factoring arrangement which is permitted under the Principal Finance Documents). The Collateral Agent may revoke the Authorisation at any time if an Enforcement Event has occurred and is continuing, except with respect to the disposal of Receivables that are subject to any factoring arrangements that are permitted at that time pursuant to the Principal Finance Documents.

10.	ENFORCEMENT

10.1	If (i) an Enforcement Event has occurred and is continuing and (ii) any of the Obligations has become due and payable, then the Collateral Agent is entitled to revoke the Authorisation, notify the debtors, enforce its rights under this Agreement and arrange for the collection of the Receivables in its own name and for its own account or for the sale of the Receivables.
10.2	The Collateral Agent will notify the Assignor in writing at least 5 (five) business days prior to the enforcement of any assignment pursuant hereto. No such notice shall be required if (i) the Assignor has generally ceased to make payments, (ii) an application for the institution of insolvency proceedings is filed by or against the Assignor or (iii) the Collateral Agent has reasonable grounds to believe that observance of the notice period would adversely affect the legitimate interests (berechtigte Interessen) of the Collateral Agent.
10.3	To the extent that the Authorisation is revoked, the Collateral Agent may request that all documents relating to the Receivables be handed over to it and the Assignor hereby agrees to promptly comply with any such request. In the case of checks and bills of exchange, the Assignor hereby further agrees to endorse such documents in blank and to deliver them to the Collateral Agent as soon as reasonably practicable and in any event upon request by the Collateral Agent.
10.4	While being entitled to enforce the security interest created hereunder in accordance with sub-Clause 10.1 the Collateral Agent may collect the Receivables in total or in part to the extent necessary to satisfy any outstanding Obligations, it being understood that the Collateral Agent shall apply the proceeds of such realisation towards the Obligations in accordance with the First Lien Intercreditor Agreement.
10.5	While being entitled to enforce the security interest created hereunder in accordance with sub-Clause 10.1 the Collateral Agent may request the Assignor to collect the Receivables for and on behalf of the Collateral Agent and in accordance with the Collateral Agent’s instruction. The Assignor shall promptly comply with such request.
10.6	If the Collateral Agent collects any Receivables pursuant to sub-Clause 10.4 hereof, it may take all measures and enter into all agreements with such debtors which it considers to be expedient. In particular, the Collateral Agent may grant discounts or indulgence to any debtors and/or enter into settlement agreements in relation to existing Receivables at any time.
10.7	Notwithstanding sub-Clause 10.4, the Collateral Agent may, in its sole discretion, determine which of several security interests (created under this or other security agreements) shall be used to satisfy the Obligations.
10.8	Given the non-accessory nature of this security, the Assignor has no defences of revocation and set-off and no defences based on defences any Grantor might have against the Obligations. The Collateral Agent is not required to proceed against or enforce any other rights or security before enforcing the security created hereunder.
10.9	The Assignor shall not at any time before, on or after an enforcement of the security created hereunder and as a result of the Assignor entering into this Agreement, be entitled to demand indemnification or compensation from any other Grantor or to assign any of these claims.

11.	LIMITATIONS ON ENFORCEMENT
11.1	The Collateral Agent shall be entitled to enforce the rights created under this Agreement without limitation in respect of:
(a)	all and any amounts which are owed under the Credit Documents by the Assignor itself or by any of its subsidiaries; and

(b)	all and any amounts which correspond to funds that have been borrowed or otherwise raised under the Credit Documents, in each case to the extent on-lent, borrowed or otherwise passed on to, or issued for the benefit of, the Assignor or any of its subsidiaries, or for the benefit of any of their creditors and in each case not repaid and outstanding from time to time
(in aggregate, the “Unlimited Enforcement Amount”).
11.2	Besides an enforcement in respect of the Unlimited Enforcement Amount applicable to the Assignor pursuant to Clause 11.1 above, the Collateral Agent shall not be entitled to enforce the rights created under this Agreement against the Assignor if and to the extent that:
(a)	the rights created under this Agreement secure the obligations of a Grantor which is (x) a shareholder of the Assignor or (y) an affiliated company (verbundenes Unternehmen) within the meaning of section 15 of the German Stock Corporation Act (Aktiengesetz) of a shareholder of the Assignor (other than the Assignor and its subsidiaries); and

(b)	the enforcement would have the effect of (x) reducing the Assignor’s net assets (Reinvermögen) (the “Net Assets”) to an amount of less than its stated share capital (Stammkapital) or, if the Net Assets are already an amount of less than its stated share capital, of causing such amount to be further reduced and (y) would thereby affect the assets required for the obligatory preservation of the Assignor’s stated share capital (Stammkapital) according to section 30, 31 German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) provided that the amount of the stated share capital to be taken into consideration shall be the amount registered in the commercial register at the date hereof, and any increase of the stated share capital registered after the date of this Agreement shall only be taken into account if such increase has been effected with the prior written consent of the Agent.
11.3	The Net Assets shall be calculated as an amount equal to the sum of the values of the Assignor’s assets (consisting of all assets which correspond to the items set forth in section 266 sub-section(2) A, B and C of the German Commercial Code (Handelsgesetzbuch) less the aggregate amount of the Assignor’s liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in section 266 sub-section(3) B, C and D of the German Commercial Code), save that:

(a)	any asset that is shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of such asset and that is not necessary for the Assignor’s business (nicht betriebsnotwendig) shall be taken into account with its market value;

(b)	obligations under loans provided to the Assignor by any member of the Group or any other affiliated company shall not be taken into account as liabilities as far as such loans are subordinated by law or by contract at least to the claims of the unsubordinated creditors of the Assignor; and

(c)	obligations under loans or other contractual liabilities incurred by the Assignor in violation of the provisions of the Credit Documents shall not be taken into account as liabilities.
The Net Assets shall be determined in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) and be based on the same principles that were applied by the Assignor in the preparation of its most recent annual balance sheet (Jahresbilanz).
It being understood that the assets of the Assignor will be assessed at liquidation values (Liquidationswerte) if the managing directors of the Assignor at the time they prepare the Management Determination (as defined below) are, due to factual or legal circumstances at that time, in their opinion not able to make a positive prognosis as to whether the business of the Assignor can carry on as a going concern (positive Fortführungsprognose), in particular when the security created under this Agreement is enforced.
11.4	The limitations set out in Clause 11.2 above shall only apply if and to the extent that:
(a)	without undue delay, but not later than within 5 business days, after receipt of a notification by the Collateral Agent of its intention to enforce any of the rights created under this Agreement (the “Notice”), the Assignor has confirmed in writing to the Collateral Agent (x) to what extent such rights are up-stream or cross-stream security as described in Clause 11.2 above and (y) which amount of such up-stream or cross-stream security cannot be enforced as it would cause the Net Assets of the Assignor to fall below its stated share capital (taking into account the adjustments set out in Clause 11.3 above) and such confirmation is supported by evidence reasonably satisfactory to the Collateral Agent (the “Management Determination”) and the Collateral Agent has not contested this and argued that no or a lesser amount would be necessary to maintain the Assignor’s stated share capital; or

(b)	within 20 business days from the date the Collateral Agent has contested the Management Determination, the Collateral Agent receives from the Assignor an up to date balance sheet prepared by a firm of auditors of international standard and reputation (the “Determining Auditors”) which shows the value of the Assignor’s Net Assets (the “Balance Sheet”). The Balance Sheet shall be prepared in accordance with the principles set out in Clause 11.3 above, provided that the final sentence of Clause 11.3 above shall not apply unless the Determining Auditors have in an independent assessment determined that the assets of the Assignor should be evaluated at liquidation values (Liquidationswerte) in accordance with generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsgemäßer Buchführung) and shall contain further information (in reasonable detail) relating to items to be adjusted pursuant to Clause 11.3 above. If the Assignor fails to deliver a Balance Sheet within the aforementioned time period, the Collateral Agent shall be entitled to enforce the rights created under this Agreement irrespective of the limitations set out in Clause 11.2 above.
11.5	If the Collateral Agent disagrees with the Balance Sheet, it shall be entitled to enforce the rights created under this Agreement up to the amount which, according to the Balance Sheet, can be enforced in compliance with the limitations set out in Clause 11.2 above. In relation to any additional amounts for which the Assignor is liable under this Agreement, the Collateral Agent shall be entitled to further pursue their claims (if any) and the Assignor shall be entitled to prove that this amount is necessary for maintaining its stated share capital (calculated as of the date the Collateral Agent has given notice of its intention to enforce the security created under this Agreement).
11.6	No reduction of the amount enforceable under this Clause 11 will prejudice the right of the Collateral Agent to continue enforcing the rights created under this Agreement (subject always to the operation of the limitations set out above at the time of such enforcement) until full satisfaction to the claims secured.

12.	BOOKKEEPING AND DATA-PROCESSING
12.1	The Assignor hereby assigns to the Collateral Agent, who accepts such assignment, any right it has against any third party (in particular any bookkeeping firm or tax consultant) in respect of the return of any proof or documents which the Assignor has handed over to such third party and which are necessary to identify the Receivables. The Collateral Agent will only make use of such right if an Enforcement Event has occurred and is continuing or if the Assignor has not complied with a request of the Collateral Agent to provide lists of Receivables following the occurrence of a Default which is continuing, or, as the case may be, an Enforcement Event which is continuing in accordance with Clause 5.1. The Assignor undertakes to instruct such third party to provide the Collateral Agent upon demand in accordance with the preceding sentence with such information, proof and documents which are necessary to check, assess or enforce the Receivables.
12.2	If an Enforcement Event has occurred and is continuing, the Assignor shall allow the Collateral Agent access to any electronic data-processing system, including peripheral equipment, in which data concerning the Receivables or any part thereof have been stored. Moreover, the Assignor shall provide any assistance required to the Collateral Agent (including by making software operators available). The Assignor hereby assigns to the Collateral Agent, who accepts such assignment, all its rights against any third party which handles the electronic processing of data concerning the Receivables and undertakes to instruct such third party, upon a respective demand of the Collateral Agent if an Enforcement Event has occurred and is continuing, to handle the processing of data for the Collateral Agent as it did for the Assignor provided that the Assignor shall continue to be given access to any data it requires in its ordinary course of business.

12.3	The Collateral Agent authorises the Assignor to exercise the rights assigned to the Collateral Agent pursuant to sub-Clause 12.1 and 12.2 above at all times if an Enforcement Event is not continuing.

13.	UNDERTAKINGS OF THE ASSIGNOR

Unless otherwise permitted by the Principal Finance Documents, during the term of this Agreement, the Assignor undertakes to the Collateral Agent:

13.1	subject to Clause 9 of this Agreement, to refrain from any acts or omissions, the purpose or effect of which is or would be the material dilution of the value of the Receivables or the Receivables ceasing to be assignable or subjecting any Receivable to any law other than German law other than in the Assignor’s ordinary course of business;

13.2	to inform the Collateral Agent without undue delay in writing of any attachment (Pfändung) over any of the Receivables or part thereof and any third parties bringing claims in respect of any of the Receivables or part thereof or any other measures which would impair or jeopardize the Collateral Agent’s rights relating to any Receivable or materially impair its value, such notice to be accompanied by any documents the Collateral Agent might need to defend itself against any claim by a third party. In the event of an attachment, the Assignor undertakes to forward to the Collateral Agent without undue delay a copy of the attachment order (Pfändungsbeschluß), any transfer order (Überweisungsbeschluß) and all other documents necessary or expedient for a defence against such attachment. The Assignor shall inform the attaching creditor of the Collateral Agent’s security interests without undue delay;

14.	POWER OF ATTORNEY

The Assignor, by way of security for its obligations under this Agreement, irrevocably appoints the Collateral Agent to be its attorney (Stellvertreter) (and the Collateral Agent may delegate that power on such terms as it sees fit) to do anything which the Assignor is required to do under this Agreement but has failed to do and to notify the debtors of the Receivables of the assignment of the Receivables in behalf of the Assignor, provided that the debtors which are not debtors of Intercompany Loan Receivables may only be notified if an Enforcement Event has occurred and is continuing. For this purpose the Assignor relieves the Collateral Agent from the restrictions set out in Section 181 of the German Civil Code. The Collateral Agent shall only make use of this authorisation in respect of any obligation of the Assignor under this Agreement which is required for the creation, perfection and enforcement of the security interest to be created hereunder, if the Assignor has not complied with such obligations imposed on the Assignor within 10 business days of being notified of such failure to comply (with a copy of such notice being sent to the Grantors’ Agent) and being requested to comply or if an Enforcement Event has occurred and is continuing. The Collateral Agent shall not be obliged to exercise the powers conferred upon it by the Assignor under this Clause 14 unless and until it shall have been (i)

instructed to do so in accordance with the Principal Finance Documents and (ii) indemnified and/or secured and/or prefunded to its satisfaction.

15.	DELEGATION
The Collateral Agent shall have full power to delegate (either generally or specifically) the powers, authorities and discretions conferred on it by this Agreement (including the power of attorney in Clause 14) on such terms and conditions as it shall see fit. The Collateral Agent shall only remain liable for diligently selecting and providing initial instructions to such delegate.

16.	INDEMNITY
To the extent set out in the First Lien Intercreditor Credit Agreement, the Assignor shall, notwithstanding any release or discharge of all or any part of the security, indemnify the Collateral Agent, its agents its attorneys and any delegate against any action, proceeding, claims, losses, liabilities, damages, expenses, demands, taxes, losses and costs which it may sustain as a consequence of any breach by the Assignor of the provisions of this Agreement, the exercise or purported exercise of any of the rights and powers conferred on them by this Agreement or otherwise relating to the Receivables.

17.	NO LIABILITY
Except to the extent provided in the Principal Finance Documents, none of the Collateral Agent, its nominee(s) or agent(s) or delegate(s) shall be liable by reason of (a) taking any action permitted by this Agreement or (b) any neglect or default in connection with the assets and rights subject to the security interest created hereunder, save in respect of any loss or damage which is suffered as a result of wilful misconduct (Vorsatz) or gross negligence (grobe Fahrlässigkeit) by the Collateral Agent, its nominee(s) or agent(s) or delegate(s), or (c) the enforcement or realisation of all or any part of the security interest created hereunder.

18.	DURATION AND INDEPENDENCE
18.1	This Agreement shall create a continuing security and no change, amendment, or supplement whatsoever in the Credit Documents or in any document or agreement relating to any of the Credit Documents shall affect the validity or the scope of this Agreement nor the obligations which are imposed on the Assignor pursuant to it.

18.2	This Agreement is independent from any other security or guarantee which may have been or will be given to the Secured Parties or the Collateral Agent. None of such other security shall prejudice, or shall be prejudiced by, or shall be merged in any way with this Agreement.
18.3	Waiving Section 418 of the German Civil Code (applied by analogy), the Assignor hereby agrees that the security created hereunder shall not be affected by any transfer or assumption of the Obligations to, or by, any third party.

19.	RELEASE OF SECURITY (SICHERHEITENFREIGABE)
19.1	Upon complete and irrevocable satisfaction of the Obligations, the Collateral Agent (as instructed in accordance with the First Lien Intercreditor Agreement) will as soon as reasonably practicable, at the cost and expense of the Assignor, reassign to the Assignor the Receivables and surrender the excess proceeds, if any, resulting from any realisation thereof. The Collateral Agent will, however, transfer any Receivable or excess proceeds to a third person if so required by law.
19.2	At any time when the total value of the aggregate security granted by the Assignor and the other Grantor to secure the Obligations (the “Security”) which can be expected to be realised in the event of an enforcement of the Security (realisierbarer Wert) exceeds 110% of the Obligations (the “Limit”), the Collateral Agent shall on demand of the Assignor release such part of the Security (Sicherheitenfreigabe) as the Collateral Agent may in its reasonable discretion (as instructed in accordance with the First Lien Intercreditor Agreement) determine so as to reduce the realisable value of the Security to the Limit.
19.3	The Collateral Agent (as instructed in accordance with the First Lien Intercreditor Agreement) will as soon as reasonably practicable declare in writing the release of the security created hereunder and reassign the Receivables to the Assignor in accordance with, and to the extent required by, the Intercreditor Arrangements.

20.	PARTIAL INVALIDITY; WAIVER
20.1	If at any time, any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent necessary without affecting or impairing the validity, legality and enforceability of the remaining provisions hereof or of such provisions in any other jurisdiction. The invalid, illegal, or unenforceable provision shall be deemed replaced with a valid, legal or enforceable provision which comes as close as possible to the original intent of the parties and the invalid, illegal or unenforceable provision. Should a gap (Regelungslücke) become evident in this Agreement, such gap shall, without affecting or impairing the validity, legality and enforceability of the remaining provisions hereof, be deemed to be filled with such provision as comes as close as possible to the original intent of the parties.
20.2	No failure to exercise, nor any delay in exercising, on the part of the Collateral Agent, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies provided hereunder are cumulative and not exclusive of any rights or remedies provided by law.

21.	AMENDMENTS
Changes and amendments to this Agreement including this Clause 21 shall be made in writing.

22.	NOTICES AND THEIR LANGUAGE

22.1	All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax, as follows:

For the Assignor:	SIG Combibloc Zerspanungstechnik GmbH

	Address:	Walkmühlenstraße 8-10
52074 Aachen
Germany
	Telephone:	+49 241 93 05 040
	Fax:	+49 241 130 64
	Attention:	Managing directors (Geschäftsführung)

For the Assignor with a copy to:

	Address:	c/o Rank Group Limited
Level 9
148 Quay Street
PO Box 3515
Auckland 1140
New Zealand
	Telephone:	+649 3666259
	Fax:	+649 3666 263
	Attention:	Helen Golding

For the Collateral Agent:	The Bank of New York Mellon

	Address:	101 Barclay Street, 4E
New York, N.Y. 10286
The United States of
America
	Telephone:	+212 298 1528
	Fax:	+212 815 5366
	Attention:	International Corporate Trust

22.2	Any party hereto may change its address or fax number for notices and other communications hereunder by notice to the other parties hereto. As agreed to in writing in accordance with the First Lien Intercreditor Agreement, notices and other communications hereunder may also be delivered by e-mail to the e-mail address of a representative of the applicable party to this Agreement provided from time to time by such party.

22.3	All notices and other communications given to any party in connection with this Agreement in accordance with the provisions of this Agreement shall be deemed (widerlegbare Vermutung) received on the date sent (if a business day) and on the next business day thereafter (in all other cases) if delivered by hand or overnight courier service or sent by fax or on the date five business days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Clause 22 or in accordance with the latest unrevoked direction from such party given in accordance with this Clause 22.

22.4	Any notice or other communication under or in connection with this Agreement shall be in the English language or, if in any other language, accompanied by a translation into English. In the event of any conflict between the English text and the text in any other language, the English text shall prevail.

23.	APPLICABLE LAW; JURISDICTION

23.1	This Agreement is governed by the laws of the Federal Republic of Germany.

23.2	The place of jurisdiction for any and all disputes arising under or in connection with this Agreement shall be the district court (Landgericht) in Frankfurt am Main. The Collateral Agent, however, shall also be entitled to take action against the Assignor in any other court of competent jurisdiction. Further, the taking of proceedings against the Assignor in any one or more jurisdictions shall not preclude the taking of proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

24.	CONCLUSION OF THE AGREEMENT (VERTRAGSSCHLUSS)

24.1	The parties to this Agreement may choose to conclude this Agreement by an exchange of signed signature page(s), transmitted by means of telecommunication (telekommunikative Übermittlung) by fax or attached as an electronic photocopy (pdf, tif, etc.) to an e-mail.

24.2	If the parties to this Agreement choose to conclude this Agreement pursuant to sub-Clause 24.1 above, they will transmit the signed signature page(s) of this Agreement to attention Mr. Philipp Kropatscheck or Ms Corinna May (Philipp.Kropatscheck@cliffordchance.com or Corinna.May@cliffordchance.com, fax: +49 69 7199 4000) (each a “Recipient”). The Agreement will be considered concluded once any of the Recipients has actually received the signed signature page(s) (Zugang der Unterschriftsseite(n)) from all parties to this Agreement and at the time of the receipt of the last outstanding signature page(s).

24.3	For the purposes of this Clause 24 only, the parties to this Agreement appoint each Recipient individually as their attorney (Empfangsvertreter) and expressly allow (gestatten) each Recipient to collect the signed signature page(s) from all and for all parties to this Agreement. For the avoidance of doubt, the Recipients will have no further duties connected with their position as Recipient. In particular, the Recipients may assume the conformity to the authentic original(s) of the signature page(s) transmitted to it by means of telecommunication, the genuineness of all signatures on the original signature page(s) and the signing authority of the signatories.

SCHEDULE 1
LIST OF ORIGINAL BORROWERS, ORIGINAL GUARANTORS AND ORIGINAL SENIOR SECURED NOTE GUARANTORS
PART 1
THE ORIGINAL BORROWERS
SIG Euro Holding AG & Co. KGaA
Closure Systems International Holding Inc.
Closure Systems International B.V.
SIG Austria Holding GmbH
Reynolds Consumer Products Holdings Inc.
Reynolds Group Holdings Inc.
PART 2
THE ORIGINAL GUARANTORS
SIG Euro Holding AG & Co. KGaA (Germany)
SIG Beverages Germany GmbH (Germany)
SIG Combibloc Holding GmbH (Germany)
SIG Vietnam Beteiligungs GmbH (Germany)
SIG Combibloc GmbH (Germany)
SIG Combibloc Systems GmbH (Germany)
SIG Combibloc Zerspanungstechnik GmbH (Germany)
SIG Information Technology GmbH (Germany)
SIG International Services GmbH (Germany)
Beverage Packaging Holdings (Luxembourg) I S.A. (Luxembourg)
Beverage Packaging Holdings (Luxembourg) III S.à r.l. (Luxembourg)
SIG Finance (Luxembourg) S.à.r.l. (Luxembourg)
Reynolds Group Holdings Limited (New Zealand)

SIG Combibloc Group AG (Switzerland)
SIG Finanz AG (Switzerland)
SIG Technology AG (Switzerland)
SIG allCap AG (Switzerland)
SIG Combibloc (Schweiz) AG (Switzerland)
SIG Schweizerische Industrie-Gesellschaft AG (Switzerland)
SIG Holding USA Inc. (USA)
SIG Combibloc Inc. (USA)
Reynolds Group Holdings Inc. (USA)
Reynolds Group Issuer Inc. (USA)
Reynolds Group Issuer LLC (USA)
Closure Systems International Holdings (Germany) GmbH (Germany)
Closure Systems International Deutschland GmbH (Germany)
Closure Systems International Deutschland Real Estate GmbH & Co KG (Germany)
Closure Systems International (Luxembourg) S.à r.l. (Luxembourg)
Reynolds Consumer Products (Luxembourg) S.à r.l. (Luxembourg)
Reynolds Group Issuer (Luxembourg) S.A. (Luxembourg)
Closure Systems International B.V. (The Netherlands)
Reynolds Consumer Products International B.V. (The Netherlands)
Closure Systems International Holdings Inc. (Delaware, USA)
Closure Systems International Inc. (Delaware, USA)
Reynolds Packaging Machinery Inc. (Delaware, USA)
Closure Systems Mexico Holdings LLC (Delaware, USA)
CSI Mexico LLC (Delaware, USA)
Southern Plastics, Inc. (Louisiana, USA)
CSI Sales & Technical Services Inc. (Delaware, USA)
Reynolds Consumer Products Holdings Inc. (Delaware, USA)

Bakers Choice Products, Inc. (Delaware, USA)
Reynolds Consumer Products Inc. (Delaware, USA)
Reynolds Foil Inc. (Delaware, USA)
Reynolds Services Inc. (Delaware, USA)
PART 3
THE ORIGINAL SENIOR SECURED NOTE GUARANTORS
SIG Euro Holding AG & Co. KGaA (Germany)
SIG Beverages Germany GmbH (Germany)
SIG Combibloc Holding GmbH (Germany)
SIG Vietnam Beteiligungs GmbH (Germany)
SIG Combibloc GmbH (Germany)
SIG Combibloc Systems GmbH (Germany)
SIG Combibloc Zerspanungstechnik GmbH (Germany)
SIG Information Technology GmbH (Germany)
SIG International Services GmbH (Germany)
Beverage Packaging Holdings (Luxembourg) I S.A. (Luxembourg)
Beverage Packaging Holdings (Luxembourg) III S.à r.l. (Luxembourg)
SIG Finance (Luxembourg) S.à.r.l. (Luxembourg)
Reynolds Group Holdings Limited (New Zealand)
SIG Combibloc Group AG (Switzerland)
SIG Finanz AG (Switzerland)
SIG Technology AG (Switzerland)
SIG allCap AG (Switzerland)
SIG Combibloc (Schweiz) AG (Switzerland)

SIG Schweizerische Industrie-Gesellschaft AG (Switzerland)
SIG Holding USA Inc. (USA)
SIG Combibloc Inc. (USA)
Reynolds Group Holdings Inc. (USA)
Closure Systems International Holdings (Germany) GmbH (Germany)
Closure Systems International Deutschland GmbH (Germany)
Closure Systems International Deutschland Real Estate GmbH & Co KG (Germany)
Closure Systems International (Luxembourg) S.à r.l. (Luxembourg)
Reynolds Consumer Products (Luxembourg) S.à r.l. (Luxembourg)
Closure Systems International B.V. (The Netherlands)
Reynolds Consumer Products International B.V. (The Netherlands)
Closure Systems International Holdings Inc. (Delaware, USA)
Closure Systems International Inc. (Delaware, USA)
Reynolds Packaging Machinery Inc. (Delaware, USA)
Closure Systems Mexico Holdings LLC (Delaware, USA)
CSI Mexico LLC (Delaware, USA)
Southern Plastics, Inc. (Louisiana, USA)
CSI Sales & Technical Services Inc. (Delaware, USA)
Reynolds Consumer Products Holdings Inc. (Delaware, USA)
Bakers Choice Products, Inc. (Delaware, USA)
Reynolds Consumer Products Inc. (Delaware, USA)
Reynolds Foil Inc. (Delaware, USA)
Reynolds Services Inc. (Delaware, USA)

SCHEDULE 2
LIST OF COLLECTION ARRANGEMENT RECEIVABLES

SCHEDULE 3
LIST OF CURRENT ACCOUNT RECEIVABLES

SCHEDULE 4
LIST OF CUSTOMER RECEIVABLES
Information was provided in pdf format only.

SCHEDULE 5
LIST OF EXISTING INTERCOMPANY LOANS

Draw down date of
	Intercompany Loan			Maturity date of
No.	and drawn amount	Borrower	Outstanding amount	repayment claim

SCHEDULE 6
FORM OF BLANK NOTIFICATION LETTER
[To be printed off on letterhead of the Assignor]
[Name and address of debtor to be completed by the
Collateral Agent
Leave this space blank]

[insert date and place]	[Datum und Ort einfügen]

Dear Sirs,	Sehr geehrte Damen und Herren,

We hereby give you notice that pursuant to an assignment agreement entered into by us in favour of [insert name and address of the Collateral Agent] (the “Collateral Agent”) dated [insert date of the assignment agreement], we have assigned by way of a global assignment (Globalzession) to the Collateral Agent all our present and future receivables against you together with all ancillary rights pertaining to them including those set out in Annex 1 hereto. The Collateral Agent is solely authorised to collect and deal with the assigned receivables, and all payments with respect to the assigned receivables have to be made to the Collateral Agent. Please do not make any further payments into our accounts. Please find attached as Annex 2 hereto a copy of the assignment agreement.	Wir teilen Ihnen hierdurch mit, dass wir mit Abtretungsvertrag vom [Datum des Abtretungsvertrages einfügen] sämtliche bestehenden und künftigen Forderungen mit allen dazugehörenden Rechten gegen Sie an [Name und Adresse des Sicherheitentreuhänder einfügen] (der “Sicherheitentreuhänder”) im Wege der Globalzession abgetreten haben, einschließlich der in Anlage 1 genannten. Der Sicherheitentreuhänder allein ist berechtigt, über die Forderungen zu verfügen und Zahlungen entgegenzunehmen. Bitte leisten Sie keine weiteren Zahlungen an uns. Als Anlage 2 erhalten Sie eine Kopie des Abtretungsvertrages.

Yours faithfully,	Mit freundlichen Grüßen

[insert full name of the Assignor]	[Namen des Sicherungsgebers einfügen]

By:

Name:	Name:
Title:	Titel:

Annex 1 / Anlage 1
Details of assigned receivables / Einzelheiten der abgetretenen Forderungen

Annex 2 / Anlage 2
Copy of the assignment agreement / Kopie des Abtretungsvertrages

SCHEDULE 7
FORM OF NOTICE FOR A DISCLOSED ASSIGNMENT
[To be printed off on letterhead of the Assignor]
[Name and address of debtor]

[insert date and place]	[Datum und Ort einfügen]

Dear Sirs,	Sehr geehrte Damen und Herren,

We hereby give you notice that pursuant to an assignment agreement entered into by us in favour of [insert name and address of the Collateral Agent] (the “Collateral Agent”) dated [insert date of the assignment agreement], we have assigned by way of a global assignment (Globalzession) to the Collateral Agent all our present and future receivables against you together with all ancillary rights pertaining to them including those set out in Annex 1 hereto. We are authorised by the Collateral Agent to collect the assigned receivables in our own name and for our own account and to exercise any rights and claims unless you receive a notification from the Collateral Agent to the contrary. Please see attached as Annex 2 a copy of the assignment agreement.	Wir teilen Ihnen hierdurch mit, dass wir mit Abtretungsvertrag vom [Datum des Abtretungsvertrages einfügen] sämtliche bestehenden und künftigen Forderungen mit allen dazugehörenden Rechten gegen Sie an [Name und Adresse des Sicherheitentreuhänders einfügen] (der “Sicherheitentreuhänder”) im Wege der Globalzession abgetreten haben, einschließlich der in Anlage 1 genannten. Wir sind vom Sicherheitentreuhänder ermächtigt, alle Zahlungen betreffend die abgetretenen Forderungen im eigenen Namen und für eigene Rechnung einzuziehen und entgegenzunehmen und unsere Rechte, wenn und soweit Sie keine anderslautende Mitteilung des Sicherheitentreuhänders erhalten. Als Anlage 2 erhalten Sie eine Kopie des Abtretungsvertrages.

Please acknowledge receipt of this notice and your agreement with the terms hereof by counter-signing this letter and returning the same to us.	Bitte bestätigen Sie den Erhalt dieser Benachrichtigung und Ihr Einverständnis mit den hierin enthaltenen Bestimmungen durch Gegenzeichnung dieser Benachrichtigung und Rücksendung an uns.

Yours faithfully,	Mit freundlichen Grüßen

[insert full name of the Assignor]	[Namen des Sicherungsgebers einfügen]

By:

Name:	Name:
Title:	Titel:

Acknowledgement of the debtor	Bestätigung des Drittschuldners

We acknowledge receipt of this notification letter and confirm our agreement with the terms thereof.	Wir bestätigen den Erhalt der Benachrichtigung und erklären unser Einverständnis mit den darin enthaltenen Bestimmungen.

[insert full name of the debtor]		[den vollständigen Namen des Drittschuldners einfügen]

By:
	Name:	Name:
	Title:	Titel:
	Date:	Datum:

SIGNATURE PAGE
This Global Assignment Agreement has been entered into on the date stated at the beginning by:

SIG Combibloc Zerspanungstechnik GmbH

as Assignor

By:	/s/ Mark Dunkley Name: MARK DUNKLEY	By:	/s/ Philip West Name: PHILIP WEST
	Title: AUTHORISED SIGNATORY		Title: AUTHORISED SIGNATORY

The Bank of New York Mellon

as Collateral Agent

By:	/s/ Michael Lee	By:
	Name: MICHAEL LEE		Name:
	Title: SENIOR ASSOCIATE		Title: